Mail Stop 3561

March 11, 2009

Qinan Ji
Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province, China

>   **Re: China Natural Gas, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 21, 2009**
>   **File No. 000-31539**

Dear Mr. Ji:

We have reviewed your letter dated February 27, 2009 and have the following comments Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reviewed your response to comment four in our letter dated February 20, 2009 and we reissue this comment. As of March 11, 2009, your website continued to disclose that "In May 2006, after a full SEC review, our registration was declared effective. The Company's required public filings are current and in good standing with the SEC." See http://www.naturalgaschina.com/companyProfile/c1.html.

Stock Ownership, page 10

2.   We reviewed your response to comment three in our letter dated February 20, 2009. Please tell us whether the "approximately 5% of the outstanding shares of the Company" owned by Xiang Ji that are subject to dispute with Yangling Bosiden Biotech Development Co., Ltd. are the same 5% included in response to comment one in our letter dated February 20, 2009 and included on your beneficial ownership table. We may have further comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Ph.D.
Cadwalader, Wickersham & Taft LLP
Facsimile: +86 (10) 6599-7300